UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Hamilton Beach Brands Holding Company

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

40701LT 203

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive, Suite 300

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40701LT 203	Schedule 13D/A	Page 2 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates HBB, L.P. 99-1632062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 3 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,160
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 14,160
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.60%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 4 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,160
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,767,427

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,767,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.60%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 5 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,756,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.28%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 6 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 7 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,778
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 135,778
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 8 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 9 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 10 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,893
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 112,893
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,866,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 11 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,893
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,866,160

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,866,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.33%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 12 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 13 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 14 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,399
	8	SHARED VOTING POWER 2,753,267
	9	SOLE DISPOSITIVE POWER 183,399
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,936,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.28%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 15 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Management, Inc. 34-1845744
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,753,267
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,800
	10	SHARED DISPOSITIVE POWER 2,737,467

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 40701LT 203	Schedule 13D/A	Page 16 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,778
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,889,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.96%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 17 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,399
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,936,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,936,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.28%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 18 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,800
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.28%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 19 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 20 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Seelbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 21 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth B. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 22 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia L. Rankin Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 23 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Parker Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 24 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lynne Turman Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 25 of 37 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacob A. Kuipers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,753,267

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,267
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.21%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 40701LT 203	Schedule 13D/A	Page 26 of 37 Pages

Part II to Schedule 13D/A

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock, par value $1.00 per share (“Class B Common”), of Hamilton Beach Brands Holding Company (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of September 29, 2017, as amended February 24, 2020, as further amended December 21, 2020 and as further amended February 11, 2022, among the stockholders party thereto and the Issuer, that appeared in the Schedule 13D filed by the Reporting Persons on October 6, 2017 (the “Initial Filing”), as amended on February 14, 2018 (“Amendment No. 1”), as amended on February 14, 2019 (“Amendment No. 2”), as amended on February 13, 2020 (“Amendment No. 3”), as amended on February 12, 2021 (“Amendment No. 4”), as amended on February 11, 2022 (“Amendment No. 5”), as amended on June 6, 2022 (“Amendment No. 6”), as amended on February 10, 2023 (“Amendment No. 7”) and as amended on August 14, 2023 (“Amendment No. 8”, and, collectively, the “Filings”). This Amendment No. 9 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the contribution of an aggregate of 2,753,267 shares of Class B Common from certain Reporting Persons to Rankin Associates HBB, L.P., a Delaware limited partnership (“Rankin HBB”). Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of the Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Executive Chairman of Hyster-Yale Materials Handling, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of NACCO Industries, Inc. at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The following new Reporting Person shall be added:

Rankin Associates HBB, L.P. Rankin HBB’s principal business is to hold, under common management, Class B Common, beneficially owned by certain of the Reporting Persons. RMI is the general partner of Rankin HBB. The address of its principal business and its principal office is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

Item 5. Interest in Securities of the Issuer.

(a) — (b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,362,311 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 93.06% of the outstanding Class B Common as of March 12, 2024.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 14,160 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other individuals and entities holding limited partnership interests in Rankin HBB. Collectively, the 2,767,427 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.60% of the Class B Common outstanding as of March 12, 2024.

CUSIP No. 40701LT 203	Schedule 13D/A	Page 27 of 37 Pages

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin is deemed to share the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 14,160 shares of Class B Common owned by her spouse. Collectively, the 2,767,427 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 76.60% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen R. Butler. Ms. Butler shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Butler is deemed to share with her spouse (John C. Butler, Jr.) the power to vote and dispose of 2,800 shares of Class B Common held by her spouse. Collectively, the 2,756,067 shares of Class B Common beneficially owned by Ms. Butler constitute approximately 76.28% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Clara T. Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Ms. Williams constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 135,778 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,889,045 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 79.96% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading James T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

James T. Rankin. Mr. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Claiborne R. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 40701LT 203	Schedule 13D/A	Page 28 of 37 Pages

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 112,893 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,866,160 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 79.33% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Chloe O. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 112,893 shares of Class B Common owned by her spouse. Collectively, the 2,866,160 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 79.33% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Chloe R. Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe R. Seelbach. Ms. Seelbach shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Ms. Seelbach constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Claiborne R. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 183,399 shares of Class B Common. Mr. Rankin as trustee and beneficiary of certain trusts, shares the power to vote the 2,753,267 shares of Class B Common held by Rankin HBB with the other stockholders of RMI, as general partner of Rankin HBB, and shares the power to dispose of the 2,753,267 shares of Class B Common held by Rankin HBB with the other partners. Collectively, the 2,936,666 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 81.28% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Rankin Management, Inc. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Rankin Management, Inc. RMI has the sole power to vote 2,753,267 shares of Class B Common held by Rankin HBB, has the sole power to dispose of 15,800 shares of Class B Common held by Rankin HBB and shares the power to dispose of 2,737,467 shares of Class B Common held by Rankin HBB. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 2,753,267 shares of Class B Common beneficially owned by RMI constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 40701LT 203	Schedule 13D/A	Page 29 of 37 Pages

Corbin K. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 135,778 shares of Class B Common owned by her spouse. Collectively, the 2,889,045 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 79.96% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 183,399 shares of Class B Common owned by her spouse. Collectively, the 2,936,666 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 81.28% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler has the sole power to vote and dispose of 2,800 shares of Class B Common. Mr. Butler shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,756,067 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.28% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Williams constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Scott Seelbach which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Scott Seelbach. Mr. Seelbach shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Seelbach constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Elizabeth B. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Elizabeth B. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Julia L. Rankin Kuipers which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Julia L. Rankin Kuipers. Ms. Kuipers shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Ms. Kuipers constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

CUSIP No. 40701LT 203	Schedule 13D/A	Page 30 of 37 Pages

The statements under the heading Thomas Parker Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas Parker Rankin. Mr. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Lynne T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Lynne T. Rankin. Ms. Rankin shares the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Ms. Rankin constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The statements under the heading Jacob A. Kuipers which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Jacob A. Kuipers. Mr. Kuipers is deemed to share the power to dispose of 2,753,267 shares of Class B Common held by Rankin HBB with the general partner and other limited partners of Rankin HBB. Collectively, the 2,753,267 shares of Class B Common beneficially owned by Mr. Kuipers constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

The following new Reporting Person shall be added:

Rankin Associates HBB, L.P. Rankin HBB is made up of the individuals and entities holding limited partnership interests in Rankin HBB and RMI, the general partner of Rankin HBB. Rankin HBB may be deemed to be a “group” as defined under the Exchange Act and therefore may be deemed as a group to beneficially own 2,753,267 shares of Class B Common held by Rankin HBB. Although Rankin HBB holds the 2,753,267 shares of Class B Common, it does not have any power to vote or dispose of such shares of Class B Common. RMI has the sole power to vote such shares and shares the power to dispose of such shares with the other individuals and entities holding limited partnership interests in Rankin HBB. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. Collectively, the 2,753,267 shares of Class B Common beneficially owned Rankin HBB constitute approximately 76.21% of the Class B Common outstanding as of March 12, 2024.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in the Filings with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Stockholders’ Agreement

Effective March 11, 2024, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement, amending the Stockholders’ Agreement to add an additional Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to the Stockholders’ Agreement is attached hereto as Exhibit 26 and is incorporated herein in its entirety.

CUSIP No. 40701LT 203	Schedule 13D/A	Page 31 of 37 Pages

Item 6 of the Initial Filing is hereby amended by inserting at the end thereof the following:

Rankin Associates HBB, L.P.

Under the terms of the Limited Partnership Agreement of Rankin Associates HBB, L.P., dated as of February 27, 2024, among the stockholders party thereto (the “Rankin HBB Partnership Agreement”), filed as Exhibit 27 hereto and incorporated herein by reference, RMI, as the general partner of Rankin HBB, has the sole power to vote the Class B Common held by Rankin HBB. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class B Common held by Rankin HBB with the other trusts holding limited partnership interests in Rankin HBB.

The Rankin HBB Partnership Agreement restricts the transfer of all partnership interests, including the general partnership interests, in Rankin HBB (“Rankin HBB Partnership Interests”) by the partners and provides the partners and Rankin HBB with a right of first refusal to acquire Rankin HBB Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin HBB Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin HBB Partnership Agreement.

Item 7. Interest in Securities of the Issuer.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 26	Amendment to Stockholders’ Agreement, dated as of March 11, 2024, by and between the Depository, the Company the new Participating Stockholder and the Participating Stockholders.

Exhibit 27	Limited Partnership Agreement of Rankin Associates HBB, L.P., dated as of February 27, 2024.

Exhibit 28	Joint Filing Agreement.

Signatures begin on the next page.

The remainder of this page was intentionally left blank.

CUSIP No. 40701LT 203	Schedule 13D/A	Page 32 of 37 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2024

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*
Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr. as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

CUSIP No. 40701LT 203	Schedule 13D/A	Page 33 of 37 Pages

Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*
Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*
Attorney-in-Fact for Corbin Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler*
Attorney-in-Fact for The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*
Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin*
Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*

CUSIP No. 40701LT 203	Schedule 13D/A	Page 34 of 37 Pages

Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*
Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*
Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*
Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian of Helen Charles Williams)*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin*
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian under the Ohio Transfers to Minors Act)*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*
Attorney-in-Fact for Rankin Associates IV, L.P.*
Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*
Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*
Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*
Attorney-in-Fact for Lynne Turman Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for 2012 Chloe O. Rankin Trust*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*

CUSIP No. 40701LT 203	Schedule 13D/A	Page 35 of 37 Pages

Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*
Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*
Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Elisabeth M. Rankin*
Attorney-in-Fact for A. Farnham Rankin*
Attorney-in-Fact for Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011*
Attorney-in-Fact for The Beatrice B. Taplin Trust /Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee*
Attorney-in-Fact for Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 as amended, Beatrice Taplin, Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee*
Attorney-in-Fact for Alfred M. Rankin Jr.-Roth
IRA-Brokerage Account #******
Attorney-in-Fact for John C. Butler, Jr.-Roth
IRA-Brokerage Account #******
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*
Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee,

CUSIP No. 40701LT 203	Schedule 13D/A	Page 36 of 37 Pages

and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*
Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*
Attorney-in-Fact for 2016 Anne F. Rankin Trust*
Attorney-in-Fact for 2016 Elisabeth M. Rankin Trust*
Attorney-in-Fact for AMR Associates, LP*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers*
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr., as Custodian)*
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D/ December 4, 2015*
Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D/ December 4, 2015*
Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Trust created under the Agreement, dated January 11, 1965, as supplemented, amended, and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren.*
Attorney-in-Fact for Rankin Associates V, L.P.*
Attorney-in-Fact for Rankin Associates VI, L.P.*
Attorney-in-Fact for Elisabeth Marshall Rankin Main Trust u/a/d December 30, 2015, as amended**
Attorney-in-Fact for Paige J. Rankin (by Claiborne R. Rankin, Jr., as Custodian)**
Attorney-in-Fact for Trust FBO Paige J. Rankin U/T/A Vested Trusts for Children of Claiborne R. Rankin, Jr. dated August 26, 2016**
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler***
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams***
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach***
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.***
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers***
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin***
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin***

CUSIP No. 40701LT 203	Schedule 13D/A	Page 37 of 37 Pages

Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams***
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams***
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler***
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler***
Attorney-in-Fact for JCB 2020 GST Trust for Clara R. Butler***
Attorney-in-Fact for JCB 2020 GST Trust for Griffin B. Butler***
Attorney-in-Fact for Corbin K. Rankin Main Trust u/a/d November 30, 2015, as amended****
Attorney-in-Fact for Elizabeth B. Rankin Main Trust u/a/d November 10, 2015, as amended****
Attorney-in-Fact for Lynne T. Rankin Main Trust u/a/d December 4, 2015, as amended****
Attorney-in-Fact for Scott W. Seelbach Main Trust u/a/d December 22, 2015****
Attorney-in-Fact for Rankin Associates HBB, L.P.*****

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 13.
**	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 18.
***	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 19.
****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 21.
*****	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 26.